

Mail Stop 4628

April 22, 2016

James Moe
Chief Financial Officer
Black Ridge Oil & Gas, Inc.
10275 Wayzata Blvd. Suite 100
Minnetonka, Minnesota 55305

Re: **Black Ridge Oil & Gas, Inc.**
        Preliminary Information Statement on Schedule 14C
        Filed March 31, 2016
        File No. 000-53952

Dear Mr. Moe:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General Overview of Actions, page 1

1.   Under "Actions by Consenting Shareholders," identify who consented to the solicitation and, if these were officers or directors, clarify why the solicitation was not on behalf of the company.

Background, Mechanics and Reasons for the Consummation of the BRHC Transaction

Alternatives Considered, page 17

2.   We note that you briefly highlight "a number of alternatives" considered by the board and management in this section. Please revise to more fully describe all potential strategic alternatives considered by the board and your management team and explain why such alternatives were not pursued. As part of such discussion, please describe the events that led to the obtainment of written consents and when that solicitation occurred relative the company's consideration of these alternatives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources